February 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NioCorp Developments Ltd. Registration Statement on Form S-3 (Registration No. 333-228982)

Ladies and Gentlemen:

On behalf of NioCorp Developments Ltd. (“NioCorp”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-228982) of NioCorp be declared effective at 4:00 p.m., New York City time, on Wednesday, February 13, 2019, or as soon thereafter as practicable. NioCorp respectfully requests that you notify Andrew C. Thomas of such effectiveness by a telephone call to (216) 586-1041.

Please contact Andrew C. Thomas of Jones Day at (216) 586-1041 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

NIOCORP DEVELOPMENTS LTD.

By:	/s/ Neal S. Shah
Name: Neal S. Shah
Title: Chief Financial Officer

cc:	Andrew C. Thomas, Esq.